Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information and explanatory notes presented below, which we refer to as the pro forma financial statements, show the impact of the proposed merger of B. Riley Financial, Inc. (“B. Riley”) and magicJack VocalTec Ltd. (“magicJack”) on the historical financial positions and results of operations of B. Riley and magicJack. The pro forma financial statements have been prepared to illustrate the effects of the merger involving B. Riley and magicJack under the acquisition method of accounting with B. Riley treated as the acquiror.

Under the acquisition method of accounting, the assets and liabilities of magicJack, as of the effective date of the merger, will be recorded by B. Riley at their respective fair values and the excess of the merger consideration over the fair value of magicJack’s net assets will be allocated to goodwill. The unaudited pro forma condensed combined balance sheet as of September 30, 2017 is presented as if the merger with magicJack had occurred on September 30, 2017. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2017 is presented as if B. Riley’s acquisitions of magicJack and FBR & Co. (“FBR”) had each occurred on January 1, 2017, the first day of B. Riley’s 2017 fiscal year. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2016 is presented as if B. Riley’s acquisitions of magicJack, FBR and United Online, Inc. (“UOL”) had each occurred on January 1, 2016, the first day of B. Riley’s 2016 fiscal year. The historical combined financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statement of operations only, expected to have a continuing impact on combined results of operations.

The pro forma financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The adjustments included in these pro forma financial statements are preliminary and may be revised. The pro forma financial statements also do not consider any potential impacts of potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

The pro forma financial statements and accompanying notes should be read in conjunction with the separate historical combined financial statements and accompanying notes of B. Riley, magicJack, FBR and UOL included in B. Riley’s and magicJack’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q for the nine months ended September 30, 2017 and the Current Reports on Form 8-K/A filed by B. Riley with the SEC on June 28, 2017 and August 25, 2016 incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2017

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(UNAUDITED)

AS OF SEPTEMBER 30, 2017

	B. RILEY FINANCIAL, INC. (a)	MAGICJACK VOCALTEC LTD. (b)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except par value)

Assets
Cash and cash equivalents	$102,409	$51,254	(2)	$(143,457)	$4,706
			(3)	(5,500)
Restricted cash	9,269	—		—	9,269
Due from clearing brokers	21,580	—		—	21,580
Securities owned and other investments, at fair value	95,965	369		—	96,334
Securities borrowed	730,022	—		—	730,022
Accounts receivable, net	19,924	2,521		—	22,445
Inventories	—	2,047		—	2,047
Deferred costs	—	1,933		—	1,933
Due from related parties	6,082	—		—	6,082
Advances against customer contracts	5,298	—		—	5,298
Prepaid expenses and other assets	20,375	4,507		—	24,882
Property and equipment, net	13,105	3,074		—	16,179
Goodwill	100,903	32,304	(1)	85,428	186,331
			(4)	(32,304)
Other intangible assets, net	59,671	10,877	(1)	56,700	116,371
			(5)	(10,877)
Deferred income taxes	41,474	34,478	(1)	(25,575)	50,377
Total assets	$1,226,077	$143,364		$(75,585)	$1,293,856

Liabilities
Accounts payable	$4,046	$3,201		$—	$7,247
Accrued expenses and other liabilities	58,954	18,578	(6)	4,002	81,534
Deferred revenue	3,181	83,043	(7)	(31,543)	54,681
Due to related parties and partners	1,244	—		—	1,244
Securities sold not yet purchased	25,046	—		—	25,046
Securities loaned	728,201	—		—	728,201
Mandatorily redeemable noncontrolling interests	12,830	—		—	12,830
Notes payable	2,364	—		—	2,364
Senior Notes Payable	115,574	—		—	115,574
Total liabilities	951,440	104,822		(27,541)	1,028,721

Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued	—	—		—	—
Common stock, $0.0001 par value; 40,000,000 shares authorized; 26,461,568 issued and oustanding at September 30, 2017	2	111,783	(1)	(111,783)	2
Additional paid-in capital	259,047	14,566	(1)	(14,566)	259,047
			(1)	155,095
			(2)	(143,457)
			(4)	(32,304)
			(5)	(10,877)
			(7)	31,543
Treasury stock		(119,381	)(1)	119,381	—
Retained earnings	15,956	31,574	(3)	(5,500)	6,454
			(6)	(4,002)
			(8)	(31,574)
Accumulated other comprehensive income	(321)	—		—	(321)
Total stockholders' equity	274,684	38,542		(48,044)	265,182
Noncontrolling interests	(47)	—		—	(47)
Total equity (deficit)	274,637	38,542		(48,044)	265,135
Total liabilities and equity (deficit)	$1,226,077	$143,364		$(75,585)	$1,293,856

The accompanying notes are an integral part of this statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2017

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)	MAGICJACK VOCALTEC LTD. (c)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except share data)

Revenues:
Services and fees	$202,354	$44,109	$67,235	(11)	$(5,393)	$308,305
Interest income - Securities lending	9,424	10,171	—		—	19,595
Sale of goods	221	—	—		—	221
Total revenues	211,999	54,280	67,235		(5,393)	328,121
Operating expenses:
Direct cost of services	46,224	—	25,447	(13)	(1,182)	71,794
				(14)	1,305
Cost of goods sold	313	—	—		—	313
Selling, general and administrative expenses	132,836	59,371	40,597	(9)	(1,630)	232,176
				(10)	298
				(12)	(1,667)
				(15)	(1,229)
				(16)	3,600
Interest expense - Securities lending	6,515	6,924	—		—	13,439
Impairment of goodwill and intangible assets	—	—	31,527		—	31,527
Restructuring charge	11,484	—	—		—	11,484
Gain on mark-to-market	—	—	(894)		—	(894)
Total operating expenses	197,372	66,295	96,677		(505)	359,839

Operating income (loss)	14,627	(12,015)	(29,442)		(4,888)	(31,718)

Other income (expense):
Interest and dividend income	358	—	65		—	423
Loss from equity investment	(157)	—	—		—	(157)
Interest expense	(5,195)	—	—		—	(5,195)
Other income, net	—	—	(28)		—	(28)

Income (loss) before income taxes	9,633	(12,015)	(29,405)		(4,888)	(36,675)
Benefit (provision) for income taxes	7,753	(52)	7,194	(17)	11,381	26,726

Net income (loss)	17,386	(12,067)	(22,211)		6,493	(10,399)
Net loss attributable to noncontrolling interests	(283)	—	—		—	(283)
Net income (loss) attributable to common stockholders	$17,669	$(12,067)	$(22,211)		$6,493	$(10,116)

Cash dividends per share	$0.55	$7.81				$0.55

Basic earnings per share	$0.80					$(0.36)
Diluted earnings per share	$0.76					$(0.36)
Weighted average basic shares outstanding	22,180,808				(18)	28,487,975
Weighted average diluted shares outstanding	23,385,014				(18)	28,487,975

The accompanying notes are an integral part of this statement.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2016

B. RILEY FINANCIAL, INC. AND SUBSIDIARIES

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

(UNAUDITED)

FOR THE YEAR ENDED DECEMBER 31, 2016

	B. RILEY FINANCIAL, INC. (a)	FBR & Co., INC. (b)	UNITED ONLINE, INC. (c)	MAGICJACK VOCALTEC LTD. (d)		PRO FORMA ADJUSTMENTS	PRO FORMA TOTAL
	(Dollars in thousands, except share data)

Revenues:
Services and fees	$164,235	$89,728	$34,370	$97,398	(20)	$(113)	$371,385
					(26)	(14,233)
Interest income - Securities lending	—	29,977	—	—			29,977
Sale of goods	26,116	—	2,084	—			28,200
Total revenues	190,351	119,705	36,454	97,398		(14,346)	429,562
Operating expenses:
Direct cost of services	40,857	—	15,198	36,734	(19)	(2,064)	90,796
					(21)	(82)
					(27)	(1,587)
					(28)	1,740
Cost of goods sold	14,755	—	—	—	(19)	2,064	16,819
Technology and development	—	—	4,167	—	(19)	(4,167)	—
Selling, general and administrative expenses	82,127	124,810	22,501	48,111	(19)	4,167	284,535
					(22)	(2,743)
					(23)	2,809
					(24)	(805)
					(25)	714
					(29)	(1,956)
					(30)	4,800
Interest expense - Securities lending	—	21,388	—	—		—	21,388
Impairment of goodwill and intangible assets	—	1,259	—	498		—	1,757
Restructuring charge	3,887	—	296	—		—	4,183
Gain on mark-to-market	—	—	—	(1,700)		—	(1,700)
Total operating expenses	141,626	147,457	42,162	83,643		2,890	417,778

Operating income (loss)	48,725	(27,752)	(5,708)	13,755		(17,236)	11,784

Other income (expense):
Interest and dividend income	318	—	323	26		—	667
Interest expense	(1,996)	—	—	—		—	(1,996)
Other income (expenses), net	—	—	741	(6)		—	735

Income (loss) before income taxes	47,047	(27,752)	(4,644)	13,775		(17,236)	11,190
(Provision) benefit for income taxes	(14,321)	(38,252)	(1,390)	(8,719	)(31)	62,432	(250)

Net income (loss)	32,726	(66,004)	(6,034)	5,056		45,196	10,940
Net income attributable to noncontrolling interests	11,200	—	—	(635)		—	10,565
Net income (loss) attributable to common stockholders	$21,526	$(66,004)	$(6,034)	$5,691		$45,196	$375

Cash dividends per share	$0.28	$0.80					$0.28

Basic earnings per share	$1.19						$0.02
Diluted earnings per share	$1.17						$0.02
Weighted average basic shares outstanding	18,106,621					(32)	24,611,572
Weighted average diluted shares outstanding	18,391,852					(32)	24,815,603

The accompanying notes are an integral part of this statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(Dollar amounts in thousands, except share data)

NOTE 1 - ACQUISITION

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding magicJack common share will be purchased for $8.71 per common share in cash. The total consideration paid by B. Riley is approximately $143,457, which includes $3,092 of consideration attributable to the accelerated vesting of magicJack stock options and restricted stock awards units.

NOTE 2 – PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma adjustments to the condensed combined balance sheet give effect to the acquisition of magicJack as if the transaction had occurred on September 30, 2017. The pro forma adjustments to the condensed combined statement of operations for the nine months ended September 30, 2017 give effect to the acquisitions of magicJack and FBR as if the transactions had been completed as of January 1, 2017. The pro forma adjustments to the condensed combined statement of operations for the fiscal year ended December 31, 2016 give effect to the acquisition of magicJack, FBR and UOL as if the transactions had been completed as of January 1, 2016. The pro forma financial statements were based on, and should be read in conjunction with, the financial statements indicated below. The pro forma financial statements have been presented for informational purposes only and are not necessarily indicative of what the combined company’s results of operations and financial position would have been had the acquisition of magicJack, FBR and UOL been completed on the dates indicated. The pro forma financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities or corporate overhead that will not be duplicated. In addition, the pro forma financial statements do not purport to project the future results of operations or financial position of the combined company.

The pro forma condensed combined statement of operations for the nine months ended September 30, 2017 exclude $1,667 of nonrecurring charges which resulted directly from the pending acquisition of magicJack and $1,630 of nonrecurring charges which resulted directly from the acquisition of FBR on June 1, 2017. These expenses primarily relate to professional fees directly related to the transactions.

The pro forma condensed combined statement of operations for the fiscal year ended December 31, 2016 exclude $2,743 of nonrecurring charges which resulted directly from the acquisition of UOL by B. Riley on July 1, 2016. These expenses primarily related to the acceleration of UOL outstanding restricted stock awards that vested upon closing the transaction in accordance with change in control provision and professional fees directly related to the transaction.

Balance Sheet – September 30, 2017

a.	Derived from the unaudited balance sheet of B. Riley as of September 30, 2017 contained in the Form 10-Q filed with the SEC on November 9, 2017.
b.	Derived from the unaudited balance sheet of magicJack as of September 30, 2017 contained in the Form 10-Q filed with the SEC on November 9, 2017.

(1)	Reflects the acquisition of magicJack based on preliminary cash consideration of $143,457, compromising purchase of all of the outstanding common shares of magicJack and consideration attributable to the accelerated vesting magicJack stock options and restricted stock awards units, as more fully described in Note 2 – Pro Forma Adjustments and Assumptions. The preliminary consideration was determined using the outstanding common shares of magicJack as of September 30, 2017 and the estimated consideration attributable to the accelerated vesting magicJack stock options and restricted stock awards units and is subject to change based on the final number of outstanding magicJack common shares, stock options and restricted stock awards outstanding on the closing date. The pro forma purchase price adjustments are based on B. Riley management’s estimate of the fair value of the assets and liabilities acquired, and are subject to change and future adjustment upon completion of a final valuation and to the extent that additional information is obtained about the facts and circumstances that will exist on the closing date, and have been made solely for the purpose of providing the unaudited pro forma combined financial information presented herewith. Differences between these provisional estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and B. Riley’s future results of operations and financial position.

The following table summarizes the consideration paid by B. Riley and the estimated fair values of the assets acquired.

Consideration paid by B. Riley:
Number of magicJack common shares outstanding at September 30, 2017	16,115,383
Cash purchase price per common share	$8.71
Total cash consideration for common shares of magicJack	140,364,986
Cash consideration for fair value magicJack stock options and restricted stock awards
from acceleration of vesting (a)	3,092,433
Total cash consideration	$143,457,419

(a)	The fair value of magicJack stock options and restricted stock awards were adjusted to give effect to the acquisition of magicJack as if the transaction had occurred on September 30, 2017 and is subject to change based on the final outstanding magicJack stock options and restricted stock awards outstanding on the closing date.

Tangible assets acquired and assumed:
Cash and cash equivalents	$51,254
Investments	369
Accounts receivable	2,521
Inventories	2,047
Deferred costs	1,933
Prepaid expenses and other assets	4,507
Property and equipment	3,074
Accounts payable	(3,201)
Accounts expenses and other liabilities	(18,578)
Deferred revenue	(51,500)
Deferred tax assets	8,903
Customer relationships	46,000
Other intangible assets	8,700
Tradename	2,000
Goodwill	85,428

Total	$143,457

The total consideration for the merger has been reflected as $143,457. Total consideration paid was allocated to the tangible and intangible assets and liabilities assumed based on B. Riley management’s estimate of their respective fair values at the date of the merger with the remaining unallocated purchase price in the amount of $85,428 recorded as goodwill. The deferred tax asset is the result of tax attributes to be acquired from magicJack (primarily net operating loss carryforwards) and the tax effect of the customer list and tradename which is not expected to be deductible for income tax purposes.

Management is responsible for the valuation of net assets and considered a number of factors when estimating the fair values and estimated useful lives of acquired assets and liabilities.

(2)	Reflects the reduction in cash of $143,457 which includes: (a) $140,365 as if the magicJack shareholders were paid a $8.71 per share on September 30, 2017 based upon 16,115,383 magicJack common shares outstanding as of September 30, 2017 and (b) $3,092 of estimated consideration attributable to the accelerated vesting magicJack stock options and restricted stock awards units as if the transaction had occurred on September 30, 2017.
(3)	Reflects estimated expenses of $5,500 to be incurred by B. Riley and magicJack in connection with the acquisition of magicJack by B. Riley.
(4)	Reflects the elimination of historical goodwill of magicJack in the amount of $32,304.
(5)	Reflects the elimination of historical other intangible assets of magicJack in the amount of $10,877.
(6)	Reflects transaction bonuses to magicJack senior management in the amount of $4,002 that is payable in accordance with their employment agreements, as a result of change in control provisions.
(7)	Reflects fair value adjustment to decrease deferred revenue in the amount of $31,543.
(8)	Reflects the elimination of the historical retained earnings of magicJack in the amount of $31,574.

Statement of Operations – Nine Months Ended September 30, 2017

a.	Derived from the unaudited statement of operations of B. Riley for the nine months ended September 30, 2017 contained in the Form 10-Q filed with the SEC on November 9, 2017.
b.	Derived from the unaudited operating results of FBR for the period from January 1, 2017 to June 1, 2017 contained in the Current Report on Form 8-K/A filed by B. Riley with the SEC on June 28, 2017. FBR was acquired by B. Riley on June 1, 2017 and the results of operations of FBR prior to the acquisition date of June 1, 2017 are not included in the historical statement of operation of B. Riley in a. above for the nine ended September 30, 2017.
c.	Derived from the unaudited statement of operations of magicJack for the nine months ended September 30, 2017 contained in the Form 10-Q filed with the SEC on November 9, 2017.
FBR Pro Forma Adjustments
(9)	Reflects the elimination of nonrecurring charges in the amount of $1,630 included in the historical results of operations of B. Riley and FBR which resulted directly from the acquisition of FBR by B. Riley. These amounts primarily related to legal and other professional fees.
(10)	Reflects the estimated amortization expense of $298 for intangible assets related to customer relationships acquired as a result of the acquisition of FBR using the straight-line method. The estimated useful life of the customer list is 7 years.
magicJack Pro Forma Adjustments
(11)	Reflects the estimated reduction in revenues of $5,393 for the fair value adjustment for deferred revenue related to the acquisition of magicJack. Upon completion of the final valuation of magicJack the fair value of deferred revenue for the purchase accounting and the estimated impact on revenues may change.

(12)	Reflects the elimination of nonrecurring charges in the amount of $1,667 included in the historical results of operations of B. Riley and magicJack which resulted directly from the acquisition of magicJack by B. Riley. These amounts primarily related to legal and other professional fees.
(13)	Reflects the elimination of the historical amortization expense of magicJack of $1,182 related to technology, intellectual property rights and in-process development.
(14)	Reflects the estimated amortization expense of $1,305 for intangible assets related to technology, intellectual property rights and in-process development acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible assets is estimated to be 5 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.
(15)	Reflects the elimination of the historical amortization expense of magicJack of $1,229 related to customer relationships and tradenames.
(16)	Reflects the estimated amortization expense of $3,600 for intangible assets related to customer relationships and tradenames acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible is 10 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.
B Riley Pro Forma Adjustments
(17)	Reflects pro forma adjustment for the benefit for income taxes of $11,381 for the nine months ended September 30, 2017 based on the impact of a combined federal and state statutory tax rate of 40.0% on the pro forma income and pro forma adjustments that is subject to income tax expense for FBR and magicJack.
(18)	Pro forma earnings per share, basic and diluted, are based on the weighted average number of B. Riley common shares as if the shares issued in connection with the acquisition of FBR occurred on January 1, 2017. Pro forma earnings per share is computed by dividing pro forma net income by the pro forma weighted-average number of B. Riley common shares outstanding during the year as follows:

B. Riley Weighted Average Basic Shares outstanding	22,180,808
Incremental B. Riley Weighted Average Basic Shares outstanding as if the shares
issued in connection with the acquisitions had occurred on January 1, 2017	6,307,167
Pro Forma Weighted Average Basic Shares outstanding	28,487,975

B. Riley Weighted Average Diluted Shares outstanding	22,385,014
Reduction in B. Riley Weighted Average Diluted Shares outstanding which are anti-dilutive	(204,206)
Incremental B. Riley Weighted Average Diluted Shares outstanding as if the shares
issued in connection with the acquisitions had occurred on January 1, 2017	6,307,167
Pro Forma Weighted Average Diluted Shares outstanding	28,487,975

Statement of Operations - For the Year Ended December 31, 2016

a.	Derived from the audited statement of operations of B. Riley for the year ended December 31, 2016 contained in the Form 10-K filed with the SEC on March 10, 2017.

b.	Derived from the audited statement of operations of FBR for the year ended December 31, 2016 contained in the Current Report on Form 8-K/A filed by B. Riley with the SEC on June 28, 2017. FBR was acquired by B. Riley on June 1, 2017 and the results of operations of FBR prior to the acquisition date of June 1, 2017 are not included in the historical statement of operation of B. Riley in a. above for the year ended December 31, 2016.

c.	Derived from the unaudited operating results of UOL for the six months ended June 30, 2016 contained in the Current Report on Form 8-K/A filed by B. Riley with the SEC on August 25, 2016. UOL was acquired by B. Riley on July 1, 2016 and the results of operations of UOL prior to the acquisition date of July 1, 2016 are not included in the historical statement of operation of B. Riley in a. above for the year ended December 31, 2016.

d.	Derived from the audited statement of operations of magicJack for the year ended December 31, 2016 contained in the Form 10-K filed with the SEC on March 16, 2017.

UOL Pro Forma Adjustments
(19)	Reflects the cost of goods sold of $2,064 that is reclassified from direct costs of services and selling and general and administrative expenses of $4,167 that is reclassified from technology and development expenses to conform to the presentation of B. Riley’s Pro Forma Condensed Combined Statement of Operations.
(20)	Reflects the estimated reduction in revenues of $113 for the fair value adjustment for deferred revenue related to the acquisition of UOL on July 1, 2016.
(21)	Reflects the reduction in depreciation expense of $82 for the fair value of fixed assets acquired as a result of the acquisition of UOL using the straight-line method. The estimated useful life of the fixed assets acquired is three years.
(22)	Reflects the elimination of nonrecurring charges in the amount of $2,743 included in the historical results of operations of UOL and B. Riley which resulted directly from the acquisition of UOL by B. Riley on July 1, 2016. These amounts primarily related to legal and other professional fees.
(23)	Reflects the estimated amortization expense of $2,809 for intangible assets related to customer relationships, advertising relationships, domain names, internally developed software and tradenames acquired as a result of the UOL on July 1, 2016. The estimated useful life of the amortizable intangible assets range from 0.5 years to eight years.
(24)	Reflects the reduction in depreciation expense of $805 for the fair value of fixed assets and leasehold improvements acquired as a result of the acquisition of UOL using the straight-line method. The estimated useful life of the fixed assets acquired ranges from three to five years.
FBR Pro Forma Adjustments
(25)	Reflects the estimated amortization expense of $714 for intangible assets related to customer relationships acquired as a result of the acquisition of FBR on June 1, 2017 using the straight-line method. The estimated useful life of the customer list is 7 years. Upon completion of the final valuation of FBR the fair value of intangible assets for the purchase accounting, the estimated useful life of the intangible assets may change.
magicJack Pro Forma Adjustments

(26)	Reflects the estimated reduction in revenues of $14,233 for the fair value adjustment for deferred revenue related to the acquisition of magicJack. Upon completion of the final valuation of magicJack the fair value of deferred revenue for the purchase accounting and the estimated impact on revenues may change.

(27)	Reflects the reduction in the historical amortization expense of magicJack of $1,587 related to technology, intellectual property rights and in-process development.

(28)	Reflects the estimated amortization expense of $1,740 for intangible assets related to technology, intellectual property rights and in-process development acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible assets is estimated to be 5 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.

(29)	Reflects the reduction in the historical amortization expense of magicJack of $1,956 related to customer relationships and tradenames.

(30)	Reflects the estimated amortization expense of $4,800 for intangible assets related to customer relationships and tradenames acquired as a result of the acquisition of magicJack using the straight-line method. The estimated useful life of the amortizable intangible assets is 10 years. Upon completion of the final valuation of magicJack the fair value of intangible assets for the purchase accounting and the estimated useful life of the intangible assets may change.

B. Riley Pro Forma Adjustments

(31)	Reflects pro forma adjustment for the income taxes of $62,432 for the year ended December 31, 2016 based on the impact of a combined federal and state statutory tax rate of 40.0% on the pro forma income that is subject to income taxes after accounting for the net income allocated to noncontrolling interests.

(32)	Pro forma earnings per share, basic and diluted, are based on the weighted average number of B. Riley common shares as if the shares issued in connection with the acquisition of FBR occurred on January 1, 2016. Pro forma earnings per share is computed by dividing pro forma net income by the pro forma weighted-average number of B. Riley common shares outstanding during the year as follows:

B. Riley Weighted Average Basic Shares outstanding	17,805,127
Incremental B. Riley Weighted Average Basic Shares outstanding as if the shares
issued in connection with the acquisitions had occurred on January 1, 2016	6,806,445
Pro Forma Weighted Average Basic Shares outstanding	24,611,572

B. Riley Weighted Average Diluted Shares outstanding	18,009,158
Incremental B. Riley Weighted Average Diluted Shares outstanding as if the shares
issued in connection with the acquisitions had occurred on January 1, 2016	6,806,445
Pro Forma Weighted Average Diluted Shares outstanding	24,815,603